

March 26, 2009

Patrick J. Hansen
Chief Financial Officer
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

      Re: Strattec Security Corporation
              Form 10-K: For the fiscal year ended June 29, 2008
              Form 10-Q: For the quarterly period ended December 28, 2008
              Commission file number: 0-25150

Dear Mr. Hansen:

      We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

<u>Form 10-K For the fiscal year ended June 29, 2008</u>
<u>Exhibit 13, 2008 Annual Report</u>

<u>Financial Highlights, page 4</u>

1. We note that you consider the use of the non-GAAP measure EVA (economic value added) to be a measure of performance and shareholder value. Please provide a more detailed discussion on the use of this measure by management and why it is believed to be useful for investors, including why it provides investors with a greater visibility of economic profit. Also specifically explain what it means to have negative EVA. Include in the discussion how the capital cost

percentage is computed and the factors that would cause this calculation to change. See Item 10 of Regulation S-K and the Frequently Asked Questions Regarding Management's Use of Non-GAAP Measures located on the Commission website at www.sec.gov for further guidance.

<u>Management's Discussion and Analysis, Liquidity and Capital Resources, page 13</u>

2. We note that you were able to recover some of the increases in the cost of raw materials from your customers through price increases. Please tell us and provide a discussion within MD&A explaining whether this is a common practice with your customers and discuss how the amount to be recovered is determined.

3. We note that your sales, gross profit, and net income have declined each year from 2004 to 2008. In this regard, we believe it would be useful to investors for you to revise your MD&A to include an overview section that discusses the existence of and reasons for long-term trends in your business and your current expectation as it relates to these trends in the future.

4. We note the severity of the decline in sales and the decrease in gross profit for the six months ended December 28, 2008 as compared to the same period ended December 30, 2007, the disclosures regarding the risks associated with the significant underfunded legacy liabilities and continuing losses of your major customers, and the recent expiration of your line of credit. Please expand your liquidity discussion to address how you expect these recent economic events, including those specific to your major customers, may affect your ability to collect on your receivables, fund operational costs, and recover fixed assets should the negative economic factors continue for a prolonged period of time. Finally, discuss what, if any, plans management may have should the present level of costs and operations not be sustainable.

<u>Critical Accounting Policies, page 15</u>
<u>Other Reserves</u>

5. Your discussion regarding the estimates and judgments used with regard to recording reserves is vague. Please disclose the significant judgments, assumptions, and uncertainties associated with each reserve and discuss the respective factors subject to estimation and variability. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Financial Statements, Organization and Summary of Significant Accounting Policies, page 23

6. Reference is made to the guidance in paragraph 37 of SFAS 131 in reporting revenues for each similar group of products. As your company description section on page 7 discusses that your engineering resources are organized by product type, please separately disclose revenue earned for your four product groups (i) locks and keys; (ii) latches; (iii) driver control/ignition lock housings; and (iv) electrical.

Form 10-Q For the quarter ended December 28, 2008
Analysis of Results of Operations, page 11

7. We note that you are vacating two leased facilities, one in Juarez and one in Matamoros, Mexico, and that you anticipate annual savings of $500,000 as a result. Please tell us whether you will be obligated to pay to terminate these leases and, if so, how you plan to account for such costs.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief